UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549
FORM 12b-25
NOTIFICATION OF LATE FILING

(CHECK ONE):	☒ Form 10-K and Form 10KSB	☐ Form 20-F	☐ Form 11-K	☐ Form 10-Q	☐ Form N-SAR

	For Period Ended:	December 31, 2001

☐ Transition Report on Form 10-K
☐ Transition Report on Form 20-F
☐ Transition Report on Form 11-K
☐ Transition Report on Form 10-Q
☐ Transition Report on Form N-SAR
For the Transaction Period Ended:

NOTHING IN THIS FORM SHALL BE CONSTRUED TO IMPLY THAT THE COMMISSION HAS VERIFIED ANY INFORMATION CONTAINED HEREIN.

If the notification relates to a portion of the filing checked above, identify the Item(s) to which the notification relates:

Not Applicable

PART I - REGISTRANT INFORMATION

Angeion Corporation ("Registrant")
Full Name of Registrant

Not Applicable
Former Name if Applicable

350 Oak Grove Parkway
Address of Principal Executive Office (Street and Number)

Saint Paul, MN 55127-8599
City, State and Zip Code

PART II - RULES 12b-25(b) AND (c)

If the subject report could not be filed without unreasonable effort or expense and the registrant seeks relief pursuant to Rule 12b-25(b), the following should be completed. (Check box if appropriate)

☒	(a)	The reasons described in reasonable detail in Part III of this form could not be eliminated without unreasonable effort or expense;
☒	(b)

The subject annual report, semi-annual report, transition report on Form 10-K, Form 20-F, 11-K or Form N-SAR, or portion thereof, will be filed on or before the fifteenth calendar day following the prescribed due date; or the subject quarterly report of transition report on Form 10-Q, or portion thereof will be filed on or before the fifth calendar day following the prescribed due date; and

☐	(c)	The accountant's statement or other exhibit required by Rule 12b-25(c) has been attached if applicable.

PART III - NARRATIVE

State below in reasonable detail the reasons why Forms 10-K, 20-F, 11-K, 10-Q, N-SAR, or the transition report or portion thereof, could not be filed within the prescribed time period.

On November 5, 2001, the Company announced that it had entered into a settlement agreement that resolved all outstanding litigation with U.S. Bank National Association, as trustee for the holders of the Company's 7-1/2% Senior Convertible Notes due 2003. Under the settlement, Angeion paid the trustee $300,000 and was released from all claims asserted in the complaint. In turn, the trustee was released from all counterclaims asserted by Angeion and agreed to assist the Company and the Note holders in their good faith negotiations to restructure the debt represented by the Senior Notes. The lawsuit had been brought by the trustee in September 1999, and alleged that certain actions by Angeion violated the terms of the Indenture and required prepayment of amounts due under the Indenture. The Company is currently engaged in negotiations with the Note holders to restructure the debt represented by the Notes.

In March 2002, the Company completed a revision of its agreement with INTERxVENTUSA, a Georgia corporation engaged in the business of developing and delivering risk assessment and lifestyle management materials and services to patients for improved cardio-vascular health. The Company modified the agreement so that the previous Company payments of $1,340,000 together with an additional $75,000 will constitute payment for a fully-paid perpetual license to use certain INTERxVENTUSA intellectual property as part of a custom developed private label product that is a web enabled self help lifestyle management program. This product is planned to be an integral part of the New Leaf Personal Exercise System now being introduced to the market.

As a result of continuing discussions with the Note holders, which may result in the restructuring of the Notes and the revised agreement with INTERVENTUSA, the Company was unable to complete the Form 10-KSB prior to April 1, 2002 without unreasonable effort or expense. The Company expects to file the Form 10-KSB on or before April 15, 2002.

PART IV - OTHER INFORMATION

(1)	Name and telephone number of person to contact in regard to this notification

	Dale H. Johnson	(651)	766-3492
	(Name)	(Area Code)	(Telephone Number)

(2)

Have all other periodic reports required under Section 13 or 15(d) of the Securities Exchange Act of 1934 or Section 30 of the Investment Company Act of 1940 during the preceding 12 months or for such shorter period that the registrant was required to file such report(s) been filed? If answer is no, identify report(s).

☒ Yes			☐ No

(3)

Is it anticipated that any significant change in results of operations from the corresponding period for the last fiscal year will be reflected by the earnings statements to be included in the subject report or portion thereof?

☒ Yes			☐ No

If so, attach an explanation of the anticipated change, both narratively and quantitatively, and, if appropriate, state the reasons why a reasonable estimate of the results cannot be made.

           On April 2, 2002, the Company, announced its results of operations for the year ended December 31, 2001. A copy of the press release is attached as Exhibit 1.

ANGEION CORPORATION
(Name of Registrant as Specified in Charter)

has caused this notification to be signed on its behalf by the undersigned hereunto duly authorized.

Date	April 2, 2002	By	/s/ Dale H. Johnson
Dale H. Johnson Its Chief Financial Officer

INSTRUCTION: The form may be signed by an executive officer of the registrant or by any other duly authorized representative. The name and title of the person signing the form shall be typed or printed beneath the signature. If the statement is signed on behalf of the registrant by an authorized representative (other than an executive officer), evidence of the representative's authority to sign on behalf of the registrant shall be filed with the form.

ATTENTION
INTENTIONAL MISSTATEMENTS OR OMISSIONS OF FACT CONSTITUTE FEDERAL CRIMINAL VIOLATIONS (SEE 18 U.S.C. 1001).